September 2, 2005

Mail Stop 3561
via U.S. mail and facsimile


Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re:      Northern Explorations, Ltd.
	Form SB-2 filed July 25, 2005
	File No. 333-125068

Dear Mr. Novis:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.



Cover Page of Prospectus
2. We repeat our prior comment six, which stated:
"We note that the cross-reference to the risk factors section is in
all capital letters.  All capital letters impede the readability of
the disclosure.  Instead of all capital letters, use bold face type
or italics to highlight the information. Revise throughout the prospectus as appropriate. Additionally, please revise to highlight the legend required by Item 501(a)(7) of Regulation S-B.  Also please
revise to highlight the entire paragraph `The purchase o the securities offered....`."

Risk Factors, page 2
3. We repeat our prior comment nine, which stated: "Revise your risk factor subheadings to highlight the information in bold face or italic type instead of all capital letters."


Even if we discover commercial reserves of precious metals on the Cade claim, we may not be able to successfully commence commercial production, page 3
4. Please include in the subheading the circumstances that are causing the risk, that is, that you may not be able to obtain the financing needed to proceed, even if you discover commercial reserves of precious metals.


Selling Securityholders, page 5
5. We repeat our prior comment 12, which stated: "Please revise the selling shareholders table to list the selling shareholders in alphabetical order."


Directors, Executive Officers, Promoters and Control Persons, page
9
6. You have stated that Mr. Novis is "president, secretary, treasurer and a director of International Oil & Gas Inc., a United States reporting company involved in oil and gas exploration." We are unable to find any filings for the company under EDGAR. Please advise the staff in this regard. Revise the disclosure, if necessary.
7. In view of Mr. Novis` positions of officer and director of International Oil and Gas, Inc. and managing director of Micro Cap et al, it is necessary to provide conflict of interest disclosure. Please also consider including this information as a risk factor. In addition, provide additional disclosure in the "Certain Relationships and Related Transactions" section if it is required as a result of Mr. Novis` positions with these two companies.

8. Please confirm for the staff that "Micro Cap et al" is the complete name of the company, or companies, for which Mr. Novis is the managing director, or revise.

9. Please advise the staff whether your president, Richard Novis, was the same Richard Novis who was a contact person for the following: a
January 18. 2005 press release regarding Rincon Resources, which has since changed its name to Caliber Energy, Inc.; a January 31, 2005 press release for eTotalSource, Inc.; and a January 15, 2002 press release for Biotec. If yes, explain whether he was acting as an employee of the companies issuing the press releases or of Micro Cap et al. If he was an employee of the companies issuing the press releases, revise the disclosure in this section and wherever appropriate in the prospectus. If he was an employee of Micro Cap et al only, please advise the staff why the Rincon press release states:
"Contact:  Investor Relations, Richard Novis of Rincon Resources,
Inc."


Security Ownership of Certain Beneficial Owners and Management,
page
9

10. We note your statement that all officers and directors consist of two people. Please revise as appropriate.



Description of Business, page 11
11. We note your response to our prior comment 1. We also note your statement that "we do not have any intention of entering into a merger or acquisition within the next twelve months." Revise to state, if true, that the company will not enter into a merger or acquisition within the next twelve months.



Title to the Cade Claim, page 13
12. Revise to indicate the amount of funds the company has spent in exploration expenditures to date.


Description Location and Access, page 16
13. In this filing you have added the disclosure that every time that
you conduct exploration on the Cade property, you will incur
$1,000
in helicopter costs in order to gain access to it. Please expand to discuss your estimate of the amount of money you will spend for a helicopter before you have completed exploration and development work on the claim.
Also, provide a general discussion regarding how frequent it is in your industry to explore, develop and mine a claim which one can reached only by helicopter and whether there are indications that this an achievable goal. Disclose the basis for your assertions in this regard. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry.
In addition, disclose each material hardship that you must overcome because the claim is accessible only by helicopter, including, but not limited to, whether this circumstance will prolong the process and whether, and how, it will impact your choice of machinery.


Geological Report, page 17
14. As previously requested, please provide us with the geology report which Mr. Nicholson prepared regarding his evaluation of the property.

15. We have reviewed your response to our prior comment 27.
Please
expand to disclose, generally, the anticipated activities in the exploration process beyond phases I and II. Please include the reasons and expected cost of that exploration and the expected time frame for that exploration. Your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement.

In addition, please specify when you will make the determination whether to continue exploration or not.  Describe the criteria you
will consider in making your decision.   Please specify your plans
if
you determine that you will not proceed.

16. Discuss in how you anticipate meeting the January 4, 2005
Mineral
Property Option Agreement term of having incurred $10,000 in expenditures on the Claim by December 31, 2006, that is, $10,000 in addition to the $5,000 in expenditures on the Claim you must incur by
December 31, 2005.


Compliance with Government Regulation, page 15
17. We have reviewed your response to our prior comment 28.
Please
expand to identify the specific government approvals you will need for exploration subsequent to phases I and II. For each, disclose approximately when you will apply, assuming you make the decision to proceed after the first two phases.


Employees, page 16
18. In view of the fact that you have only one director and one officer, please change to the singular your references to "officers" and "directors," when appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  	Joseph Emas, Esq.
      By facsimile to (305) 551-1274
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Richard Novis, President
Northern Exploration Ltd.
September 2, 2005
Page 6